Exhibit 99.1

FOR IMMEDIATE RELEASE	January 30, 2020

Celestica Announces 2020 Annual General Shareholders’ Meeting

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, today announced that its Annual General Shareholders’ Meeting will be held on Wednesday, April 29, 2020 at 9:30 a.m. EDT at the Novotel Toronto North York Hotel, 3 Park Home Avenue, North York, Ontario.

Celestica also announced that it has set Friday, March 13, 2020 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in mid-March.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

Company’s securities filings can be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com